

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 13, 2023

Jeffrey Gary
Chief Executive Officer
Insight Acquisition Corp.
333 East 91st Street
New York , NY 10128

      Re: Insight Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed February 6, 2023
          File No. 001-40775

Dear Jeffrey Gary:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Carl P. Marcellino